NV

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

date
29 november 2004

subject
Exemptionfile 82-4953

our reference

your reference

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Dear Sir, Madam,

Attached please find the latest publications of Heineken NV. These publications are filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Corporate Finance

Amsterdam, 29 November 2004

Heineken to acquire majority stake in Consolidated Breweries, Nigeria

Heineken N.V. announces today that it has reached an agreement in principle with a co-shareholder to increase its stake in Nigerian based Consolidated Breweries from 24% to a controlling stake of 50.05%.

The acquisition will be financed from available cash resources. As agreed by both parties the acquisition price will not be disclosed. The investment will be immediately earnings accretive and value accretive in 2008. The deal is subject to a satisfactory outcome of due diligence and obtaining regulatory approval.

Consolidated Breweries was incorporated in 1980. It has a 9.5% market share in Nigeria and is the number three brewer in the domestic beer market, employing 1050 people, with a turnover of Euro 40.5 million, EBITDA of Euro 15.4 million and EBIT of Euro 13.5 million in 2003. Together with the main brand "33" Export, which is brewed under license, and the Hi-Malt brand, Consolidated Breweries covers the low price segment of the beer market and operates two breweries, in Ijebu-Ode, south-west Nigeria and in Awo-Omamma, south-east Nigeria. The sales volume in 2003 was 965,000 hectolitres.

Jean Francois van Boxmeer, Member of the Executive Board of Heineken N.V. commented: "We have been very pleased with the performance of Consolidated Breweries. This controlling stake further strengthens our number 1 position in Africa's second largest beer market and shows our commitment to expand in those markets that will enhance both volume and value."

Currently Heineken also owns a 54.2% controlling stake in the premium-orientated Nigerian Breweries Plc, which has a 56% market share in Nigeria with volumes in 2003 of 5.7 million hectoliters and a broad portfolio of international and local brands, including Heineken and Amstel.

Consolidated Breweries and Nigerian Breweries will continue to operate as separate entities, focusing on different segments of the beer market.

The Nigerian beer market amounted to 10.2 million hectolitres in 2003. In the coming years, Heineken expects the Nigerian beer market to grow on average by 3% per annum.

www.heinekeninternational.com – press@heineken.com
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Editorial information

Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in more than 170 countries and the company owns over 115 breweries in more than 65 countries. With a total volume of 109 million hectolitres, Heineken ranks second in the world beer market in profitability. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2003 net turnover amounted to EUR 9.3 billion and net profit to EUR 798 million. Heineken employs over 60,000 people. For further information regarding Heineken N.V.: www.heinekeninternational.com

Press enquiries
Véronique Schyns
Tel: +31 20 52 39 606
e-mail: press@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 20 52 39 591
e-mail: investors@heineken.com